October 7, 2010

BY HAND AND BY EDGAR

Stacie D. Gorman

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

RE:	FundCore Institutional Income Trust Inc.
Registration Statement on Form S-11
(File No. 333-167420)

Dear Ms. Gorman:

As you requested, FundCore Institutional Income Trust Inc., a Maryland corporation (the “Company”), is hereby confirming your conversation with Michael J. Schwartz, Esq. regarding the deletion of Exhibit 4.2, relating to restrictions on transferability of the shares of the Company’s common stock. The Company does not intend to include a statement regarding restrictions on transferability of shares of common stock on its stock certificates and therefore removed the reference to Exhibit 4.2.

Please contact the undersigned at (212) 735-2694 should you require further information or have any questions.

Very truly yours,

/s/ Phyllis Korff
Phyllis Korff

cc:	Steven A. Ball
President and Chief Investment Officer
FundCore Institutional Income Trust Inc.
One World Financial Center, 30th Floor
New York, NY 10281